FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Equinox Gold Corp. (the "Company" or "Equinox Gold")

Suite 1501 - 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2: Date of Material Change

December 13, 2025

Item 3: News Release

A news release announcing the material change was issued on December 14, 2025, through Newsfile ("News Release"). The News Release was filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4: Summary of Material Change

On December 14, 2025, the Company announced that it has agreed to sell its 100% interest in the Aurizona Mine, RDM Mine and Bahia Complex located in Brazil (the "Brazil Operations") to a subsidiary of the CMOC Group for total consideration of up to $1.015 billion (the "Transaction").

Item 5.1: Full Description of Material Change

All financial figures are in US dollars, unless otherwise indicated.

On December 14, 2025, the Company announced that it has agreed to the Transaction. Under the Transaction, the Company will receive upfront cash of $900 million due on closing, subject to customary adjustments, and a production-linked contingent cash payment of up to $115 million one year after closing. Closing is expected in the first quarter of 2026, subject to regulatory approvals and other customary conditions, and is not subject to any financing conditions.

The contingent cash consideration of up to $115 million is payable following the one-year anniversary of closing if certain production thresholds are met, as outlined below:

  12.5% of revenue for production between 200,000 and 280,000 ounces, or
  $115 million if production equals or exceeds 280,000 ounces.

The Transaction will take effect through the sale of the issued and outstanding shares of certain non-Brazilian Equinox Gold wholly-owned subsidiaries that indirectly own the Brazil Operations.

Cautionary Notes and Forward-Looking Statements

This material change report includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information Forward-looking Information in this material change report includes: the satisfaction of the conditions precedent to the Transaction; the anticipated timing of closing of the Transaction or at all; timing, receipt and anticipated effects of the regulatory approvals with respect to the Transaction; and realization of the contingent cash consideration. Forward-looking Information is typically identified by words such as "believe", "will", "achieve", "grow", "plan", "expect", "estimate", "anticipate", "target", and similar terms, including variations like "may", "could", or "should", or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company's current expectations and assumptions, including: achievement of exploration, production, cost and development goals; completion and ramp up at Valentine; achieving design capacity at Greenstone and Valentine operations; timely receipt of Castle Mountain permits and completion of Castle Mountain Phase 2; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include failure to satisfy or waive the closing conditions to the Transaction; failure to receive the required regulatory approvals to effect the Transaction; changes in laws, regulations and government practices; and other risks and uncertainties described in the section "Risk Factors" in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section "Risk Factors" in Calibre Mining's MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward- looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this material change report is expressly qualified by this cautionary statement.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9: Date of Report

December 19, 2025